GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, March 18, 2004

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

Encl.:
Press Release March 12, 2004 Gambro publishes Annual Report on the Internet
Press Release March 16, 2004 Notice of Annual Report Meeting of Shareholders April 13, 2004
Press Release March 16, 2004 Adine Grate Axén proposed for the Gambro Board
Pressrelease March 18, 2004 Maris Hartmanis appointed Senior Vice President and Chief Science Officer

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30

File No 82-34731

GAMBRO®

04 MAR 31 AM 7:21

PRESS RELEASE
March 12, 2004

Gambro publishes Annual Report on the Internet

Gambro is publishing the Annual Report for 2003 today. The report is available on Gambro's website on the Internet, www.gambro.com.

The printed version of the Annual Report will be available and distributed the week commencing March 29, 2004 to the shareholders and other stakeholders who have notified Gambro that they continuously would like to receive financial information from the company in a printed format.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

File No 82-34731

04 MAR 31 7:21

PRESS RELEASE
March 16, 2004

Notice of Annual General Meeting of Shareholders, April 13, 2004

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Gambro AB hereby also announces, by issuing a press release, the content of the notice concerning Gambro's Annual General Meeting on April 13, 2004.

Attachment: Notice of Gambro's Annual General Meeting.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

ANNUAL GENERAL MEETING OF GAMBRO AB

Notice is hereby given to the shareholders in Gambro AB (publ) that the Annual General Meeting of the shareholders will be held on Tuesday, April 13, 2004 at 5:00 PM in Aula Magna, Frescativägen 6, Stockholm.

Notification

To be entitled to participate in the Meeting, shareholders:

- **must** be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Friday, April 2, 2004, *and*
- **must** notify the Company, not later than 12.00 noon on Monday, April 5, 2004 of their intention to participate in the Meeting, by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, or by telephone: +46 8 613 65 57, or by fax: +46 8 613 65 78.

In their notice, shareholders who wish to be accompanied by assistants must indicate the number of assistants, not to exceed two.

In order to participate in the Meeting, shareholders whose shares are registered in the name of bank trust departments or other trustees must instruct their trustees to ensure that the shares are temporarily reregistered by VPC in the shareholders' own names well in advance of April 2.

Agenda

1. Opening of the Annual General Meeting
2. Election of the Chairman for the Meeting
3. Preparation and adoption of the Voting Register
4. Approval of the Agenda
5. Determination of whether the Meeting has been properly convened
6. Election of two Minutes Checkers
7. Presentation of the annual report and the auditors' report, the consolidated financial report and the auditors' report on the consolidated financial report, and the report by the President and CEO Sören Mellstig
8. The adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet
9. The disposition of the Company's profit as shown in the balance sheet adopted by the Meeting and the determination of the record date for the dividend

11. Determination of the number of Board members and Deputy members
12. Determination of the fees to be paid to Board members
13. Determination of the fees to be paid to auditors
14. Election of the Board members and Deputy members
15. Election of deputy auditors
16. Approval of Gambro Group's long-term Incentive Plans
17. Acquisition and transfer of own shares
18. Request from Amnesty Business Group regarding policy document on human rights.
19. Closure of Meeting

Dividend

The Board of Directors proposes that a dividend of SEK 1.10 per share be paid for the fiscal year 2003 and that Friday, April 16, 2004, be set as the record date. Based on this record date, it is expected that the dividend will be paid through VPC on Wednesday, April 21, 2004.

Proposals

Shareholders representing more than 40 percent of the votes in the Company have indicated that they will make the following proposals in regard to items 11-15 at the Annual General Meeting:

11. Nine members and no deputies

12. Proposed fee to the Board in a fixed amount of SEK 3,950,000 for distribution among those members elected by the Annual General Meeting who are not employees of the Company.

13. Proposed fee to auditors to be paid as per invoice during the period up to the next Annual General Meeting.

14. Proposed candidates for reelection as members of the Board of Directors: Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig, Håkan Mogren and Lena Torell and new election of Adine Grate Axén.

15. Proposed to be newly elected deputy auditors are Håkan Malmström and Anna Hesselman for the remaining mandate period, i.e. up to and including the Annual General Meeting 2007. Kerstin Moberg och Stephan Tolstoy have informed the Board of Directors that they will resign from their positions as deputy auditor of Gambro AB effective from the close of the Annual General Meeting 2004.

Incentive Programs (item 15)

The Board proposes that the Annual General Meeting approve the size of and the main principles for Gambro's employee stock option program for 2004 as well as two share programs for 2004, i.e. restricted shares and performance shares, in accordance with the following.

The Board may allot up to 2.42 million employee stock options to executive or key personnel as appropriate to reflect seniority and position. The stock option program has the same structure as the last four years, including a five year duration and conditional on continued employment (vesting). The exercise price is equal to 110% of the average price of the Gambro share during the five day trading period immediately following the Annual General Meeting.

The Board may also offer two share programs to certain senior executives in the same manner as last year, whereby shares will be allotted to the respective executives subject to continued employment (vesting). The number of performance shares made available will depend on the achievement of certain goals. The two share programs will comprise 400.000 underlying shares each, and shares will be made available over a period of between three to five years.

The size of the programs, and allotments to most of the individuals (incl the CEO), has been significantly reduced from last year. It is expected that the increase in the stock price will compensate for the reduction in size of the programs.

It is the Company's intent to hedge its obligations under the programs and costs associated therewith. Such hedging shall not result in new shares being issued or that the Company will transfer shares to the relevant individuals from its own treasury stock.

The implementation of the stock option program and the two share programs is subject to the approval of the Annual General Meeting by at least 50% of the votes of the size of and the main principles for the programs.

Company's Own Shares (item 16)

The Board of Directors proposes that the shareholders' meeting grant authority for the Board to decide on purchase and sale of the Company's own shares, including authority for the Board to decide on purchase at the Stockholm Stock Exchange, or through an offer to purchase to all shareholders, and to decide on disposition, by derogation from the shareholders' preemptive rights, through sale at the Stockholm Stock Exchange for the purpose of financing an acquisition or through transfer to a third party in connection with acquisitions for consideration in a form other than money. For approval, this has to be supported by at least 2/3 of the cast votes as well as the shares represented at the shareholders' meeting.

Documentation

The annual report and auditors' report, plus the Board's full proposals regarding the Incentive Programs, including background information, motives and estimated financial effects and regarding the Board's authority to make decisions for the acquisition and transfer of the Company's own shares, will be available at the Company and at its website as from March 30, 2004. Copies of the documents will be sent to shareholders upon request together with information of address.

Stockholm, March 2004

BOARD OF DIRECTORS

Gambro AB, Jakobsgatan 6, P O Box 7323, SE-103 91 Stockholm, Sweden

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com

File No 82-34731

GAMBRO®

PRESS RELEASE
March 16, 2004

Adine Grate Axén proposed for the Gambro Board

In accordance with the board nomination process decided upon by the ordinary Annual Meeting 2003, representatives of the, during fourth quarter 2004, four major share-holders: Claes Dahlbäck, Chairman of the Board, Sten Kottmeier, AMF Pension, Lars Otterbeck, Alecta and Peter Rudman, Nordea's mutual funds, have prepared a nomination proposal to submit at the Annual General Meeting on April 13, 2004. According to this proposal, Adine Grate Axén, Managing Director, Investor AB, is proposed as a new member of the Gambro Board of Directors.

Adine Grate Axén, born 1961, has been a member of the Management Group of Investor AB since 1999 and has been Head of Corporate Finance and Governance issues since 1996. Since 2002, she is also responsible for Equity Capital Markets.

Adine Grate Axén is a board member of The Grand Group AB, Hi3G Access AB and OMHEX AB. She is also a member of the Group of Experts of the Security Council for the Swedish Stock Market and of the Swedish Industry and Commerce Stock Exchange Committee. She holds a M.Sc. degree in Finance and International Business from the Stockholm School of Economics

For further information please contact:
Claes Dahlbäck, Chairman, tel. +46-8-614 20 00
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

PRESS RELEASE
March 18, 2004

Maris Hartmanis appointed Senior Vice President and Chief Science Officer

Maris Hartmanis has been appointed Head of Corporate Research at Gambro AB, and will take up his new position September 1, 2004.

"It is with great pleasure I welcome Maris Hartmanis to Gambro. He has a strategic and leadership background in the field of research. The strong network and reputation he has built within global research, both in the academic and healthcare communities, combined with his proven success as an entrepreneur, convince me that Gambro research is getting the type of leadership it needs to meet the demands and opportunities of the future," says Sören Mellstig, Gambro President and CEO.

Maris Hartmanis has a strong background in research, and earned his Doctorate degree at the Royal Institute of Technology in Stockholm in 1984. With a background in medical technology and a strong, international profile, over the years Maris Hartmanis' path has become more business-oriented. Most recently Maris Hartmanis held a position in Swedish-based Gyros AB, where he successfully built and positioned the company in his role as President and CEO. Maris Hartmanis will succeed Leif Smeby when he takes up his position as Senior Vice President and Chief Science Officer.

Maris Hartmanis has proven experience of driving research development in international organizations. Through his long and distinguished career he has held positions at, amongst others, KabiGen AB, Pharmacia and Amersham Biosciences. At the beginning of his career Maris Hartmanis was a Researcher at the Royal Institute of Technology in Stockholm and at National Institute of Health, in Maryland, USA. In 1987 he became Associate Professor in Biochemistry at the Royal Institute of Technology in Stockholm. Maris Hartmanis is a member of both The Royal Swedish Academy of Engineering Sciences, IVA, and the Latvian Academy of Sciences.

Gambro Corporate research is active at the cutting edge of science and medicine. It is divided into three areas: Membranes and Devices, Treatment Systems and Medical and Biological Research. Research within Membranes and Devices conducts exploratory research into new medical devices for Gambro's business areas. Treatment systems have the task of generating and evaluating, on a scientific base, ideas related to medical treatment systems. Medical and Biological Research is a central task, its ambition is to develop innovative products at the interface between life sciences and medical technology, strengthening Gambro's competitive edge in current and future business. Gambro's research functions are located in Hechingen, Germany, and Lund, Sweden.

GAMBRO®

PRESS RELEASE
March 18, 2004

Maris Hartmanis will succeed Leif Smeby in his role as Head of Corporate Research. Leif Smeby will take up a position developing future areas in special research development projects. Maris Hartmanis will be based at Gambro's Corporate Headquarters in Stockholm.

"I would like to thank Leif Smeby for his important role during his 17 years as Head of Corporate Research. I am happy to be able to continue cooperation in the field of special development projects in the next couple of years together with Leif," says Sören Mellstig.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com